United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

1

2 Disclaimer “This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors – Vale currently complies with SEC Industry Guide 7 in its reporting of mineral reserves in SEC filings. SEC Industry Guide 7 permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation that are not proven or probable reserves, as defined by SEC Industry Guide 7, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by SEC Industry Guide 7. Starting in its next annual report on Form 20-F, Vale will comply with Subpart 1300 of Regulation S-K, which will replace SEC Industry Guide 7. Subpart 1300 of Regulation S-K permits mining companies, in their filings with the SEC, to disclose “mineral reserves”, “mineral resources” and “exploration targets” that are based upon and accurately reflects information and supporting documentation of a qualified person. We present certain information in this presentation that are not based upon information or documentation of a qualified person, and that will not be permitted in an SEC filing under Subpart 1300 of Regulation S-K. These materials are not mineral reserves, mineral resources or exploration targets, as defined by the SEC, and we cannot assure you that these materials will be converted into mineral reserves, mineral resources or exploration targets, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.”

3 Our Strategic Pillars remain solid Vale Day 2021 New pact with society Safety and operational excellence Base Metals transformation Discipline in capital allocation Maximize flight-to-quality in Iron Ore Vale engineer Maria Aparecida Pinho Martins, Gelado Program, Parauapebas (PA), Brazil

4 Reparation, People & Safety Eduardo Bartolomeo, CEO Carlos Medeiros, Executive Vice President Safety and Operational Excellence 1

5 We will never forget Brumadinho “Sowing Hope” Project for emotional support to affected people

6 Click here to watch a video

1 Reparation, People & Safety

Brumadinho, a fair and quick reparation

~55% of total payments[1]
as per the Integral Reparation Agreement

- Income Transfer Program for local communities
- Projects demanded by the affected communities
- Water security for the affected region

98% of the victims
with at least one family member with indemnification settlement

Individuals with indemnification agreements[2]
In thousands


4.6
4.7
2.7
12.0
2019
2020
2021E³
2019-
2021E

[1] Considers the agreement's economic value of R$ 37.7 billion in February 2021, adjusted by the inflation until November 2021. Payments include previous disbursements and judicial deposits, as per the agreement. [2] Individuals covered by indemnification agreements entered into with Vale. [3] Average of individuals covered by agreements from January to October 2021, annualized.

7

8 Boosting changes for a talent-driven, inclusive organization Our targets 66% 33% reduction in women voluntary turnover of black trainees hired in the 2021 program 80% additional women in the workforce² +4,500 increase in senior female leaders 80% managers active in culture transformation1 99% critical roles with successors mapped 40% leadership roles in Brazil occupied by black employees by 2026 26% of women’s workforce representation anticipated to 2025 (from 2030) Currently at 18.7% (vs 13.5% in 2019) 1 Reparation, People & Safety ¹ Expected to achieve 95% by December 2021. ² December 2019 to November 19, 2021.

9 Cultural transformation monthly assessed to ensure progress Echoes Pulse – Employees' perception of key behaviors +16,000 employees take part of Echoes Pulse 82% 85% +3 Obsession with safety and risk management Active listening and engagement with society Ownership for the whole Empowerment with accountability Open and transparent dialogue 64% 71% +7 65% 70% +5 61% 67% +6 68% 62% +6 Pulse 1 (Dec 2020) Pulse 2 (Sep 2021) 1 Reparation, People & Safety

10 Cultural transformation is supported by Vale’s management model

11 2021 1.08 2019 2.43 -56% 20.9 90.4 2019 2021 +333% EFVM railway Total recordable injury frequency rate - TRIFR Maintenance Plan Adherence - MPA (%) 1.67 1.37 2019 2021 -18% 52.8 72.4 2021 2019 +37% Itabira Complex 4.23 2019 1.51 2021 -64% 2021 44.6 2019 83.6 +87% Tubarão Port Becoming a best-in-class reliable operator with VPS VPS¹ Excellence Index² 1.67 2019 2.62 2021 +57% 0.80 2.01 2021 2019 +151% 2.17 1.33 2019 2021 +63% 1 Reparation, People & Safety Note: 2021 figures are cumulative (Jan until Oct 2021). ¹ VPS is Vale’s management model. ² The Excellence index measures the VPS deployment progress.

12 Building a sustainable performance in OH&S¹ 66 57 44 25 63 35 25 15 10 5 0 2022 2020 2018 2019 2021 2023 2025 2024 Reduction of high-potential recordable injuries N2 - absolute values² Target N2 N2 (10M21) Total recordable injury frequency rate (TRIFR) 1.98 1.84 2.14 2.65 3.21 Vale Peer 1 Peer 3 Peer 2 Peer 4 TRIFR - 2020 comparison in mining 2.25 3.48 1.98 1.46 2019 2020 2021 2018 -35% Peer compared to Vale 1 2 3 +62% +34% +8% -7% 1 Reparation, People & Safety ¹ OH&S stands for Occupational Health & Safety. ² Includes own employees and third parties.

13 .. Replacement of liquid chlorine by bleach .. Replacement of liquid propane storage in large volumes by on- demand natural gas .. Replacement of liquid chlorine by bleach .. Replacement of liquid propane storage in large volumes by on- demand natural gas .. Reduction of ammonium nitrate inventory .. Reduction of ammonium nitrate inventory Canada Mozambique 1,298 6,757 7 72 874 597 253 1,993 2020 2021 Scope Risk identification Risk treatment Risk monitoring 100% of Vale’s sites assessed 850 potential material unwanted events 2,172 immediate actions 8,750 critical controls ¹ Hazard Identification and Risk Assessment 1 Reparation, People & Safety Strengthening risk management through HIRA¹

14 Eliminating upstream dams 5 8 14 16 16 19 29 5 7 12 13 17 20 27 30 2025 2022 2024 2035 2019- 2020 2023 2021 2029 Vale Day 2020 2021 Update Number of structures (cumulative view) 7 eliminated since 2019 23 remaining Upstream¹ Dam² De-characterization Program Completion by 2035 2 completed in 2021 Forquilhas I, II and III dams require longer timeframes 1 Reparation, People & Safety ¹ The same heightening method deployed at B1 dam, collapsed in Brumadinho. ² Comprises dams, dikes and waste stacks.

15 Click here to watch a video

16 Making progress with dam safety 1 Reparation, People & Safety ¹ Includes dams, dikes and drained stacks. As per the Brazilian regulation and as provided for in each Mining Dams Emergency Action Plan, considering level 3 as the critical emergency level. ² Considering the maximum number of structures at emergency level in 2020. ³ The 31 structures encompass different heightening methods and include 11 upstream structures. Structures at risk¹ (unit) 24 22 22 5 7 8 6 4 4 3 3 2020² 35 Jan-21 Dec-25E 33 Nov-21³ 31 9 Level 3 Level 2 Level 1 Emergency level² Level 3 Higher liquefaction risk and back-up dams built downstream Level 2 Anomalies identified which require actions Level 1 Anomalies which demand more information, monitoring or attention No dam at critical safety condition by 2025

1 Reparation, People & Safety

VALE

Vale will comply
with the Global Industry Standard for Tailings Management

Vale

2020
- 1st self-assessment based on the principles (Sep 2020)

2021
~60% adherence[1]
- Gap-assessment based on the conformance protocol (Nov 2021)

2022
~90% adherence (target)[2 3]
- External audit
- Gap treatment

2023
- In line with the industry commitment

Industry

2020
- The GISTM is launched, based on 15 principles (Aug 2020)

2021
- The 77 auditable requirements for adherence are made public (May 2021)

2023
- All tailings facilities with “Extreme” or “Very high” potential consequences must be compliant by Aug 2023

2025
- All tailings facilities not in a state of safe closure must be compliant by Aug 2025

[1] Based on the results of the self-assessment conducted in 2021, which had the 77 auditable requirements as main source. [2] Based on the external audit results. Structures held by joint-ventures are not included. [3] Considering tailings facilities with “Extreme” or “Very high” potential consequences.

17

18 New Pact with Society Eduardo Bartolomeo, CEO Luciano Siani Pires, Executive Vice President Strategy and Business Transformation 2

19 .. 2030 agenda revised .. Industry leader renewable energy .. Scope 1, 2 and 3 targets .. Non-GHG targets Environmental . Climate Change report .. ISO 14001 certification (ongoing) 2 Leveling up ESG practices .. +300 community relationship plans under execution .. Formal Human Rights Due Diligence Process .. Increasing female workforce .. Social ambition Social .. Independent Board majority, including Chairman .. Nomination Committee .. CCO and Audit Committee .. ESG Gaps Action Plan .. Compensation based on ESG targets Governance 2019 2022 New Pact with Society

20 Click here to watch a video

21 We have defined our social ambition... .. Education .. Health .. Income Generation Resilient communities .. Human Rights (including Indigenous Peoples) .. Amazon Global causes “To be a partner company in the development of resilient communities, engaged in relevant issues to humanity and committed to sustainable mining” For details of our social goals, please visit www.vale.com/esg .. Be a good neighbor .. Create Social Value Sustainable mining 2 New Pact with Society

22 … and our 2030 Social Goals Resilient communities Lift 500,000 people out of extreme poverty¹ Indigenous Peoples Indigenous communities neighboring Vale operations with UNDRIP2 rights plans Sustainable Mining Rank Top 3 in the social requirements of the main external assessments 2 New Pact with Society ¹ People living with less than US$1.95 per day, as per the World Bank. ² United Nations Declaration on the Rights of Indigenous Peoples.

23 We are in line to transform the future Reduce scope 1 and 2 emissions by 33% by 2030¹ 100% renewable electricity Brazil (2025), globally (2030) Forests recover and protect +500,000 ha (2030) Net zero scope 1 and 2 emissions by 2050 Reduce Scope 3 net emissions by 15% by 2035² Fresh water reduce uptake by 10% (2030) .. Briquettes plants under construction .. ~90% renewable electricity globally and ~240 MW3 from solar/wind projects .. +120,000 ha of forests protected by the end of in 20214, totaling 1.1 million ha, ~80% in the Amazon .. 80% of water reuse in our processes 2 New Pact with Society ¹ Baseline 2017: 14.1 Mt CO2 eq. Target 2030: 9.5 Mt CO2 eq. ² Baseline 2018. ³ Sol do Cerrado Solar Power and Folha Larga Sul wind project, share of production destined to Vale or its subsidiaries once operaitng. 4 Up to October 2021. Our progress:

24 On our path to reach net zero by 2050 2 Main technological routes Energy efficiency and renewables Bioenergy Electrification New processes Prioritization of operational emission reductions Nature-based solutions with socioenvironmental co-benefits High-integrity carbon markets 1 2 3 Our drivers 57% 32% 11% Pelletizing & Metallurgy Mining, Railway & Others Scope 2 Scope 1 and 2 emissions by process – BAU¹ % New Pact with Society ¹ BAU stands for business as usual.

25 Click here to watch a video

26 Our low carbon agenda advances Vale Zoo and Botanical Park Parauapebas (PA), Brazil

2 New Pact with Society

We have taken important steps on our Scope 3 targets

Scope 3 emissions[1] - BAU[2]
%


3%
2%
1%
94%
Steelmaking
Use of coal
Shipping
Suppliers

Vale's own initiatives (15-25% of the challenge)

- Improving our **high-quality portfolio**
- **Developing** new technologies and asset light solutions

Partnerships with clients and suppliers (75-85% of the challenge)

- Engaged with customers accounting for ~40% of Vale's scope 3 emissions
- Leveraging steel industry decarbonization initiatives
- Supporting a reduction in shipping emissions[3]

Offsetting based on high-integrity carbon markets to comply with the reduction targets if necessary

*Baseline 2018: 586 Mt CO_2 eq. Target 2035: 496 Mt CO_2 eq. [2] BAU stands for business as usual. [3] Target to reduce intensity in 40% by 2030 and 50% absolute emissions vs. emissions in 2008 (reference year).

27

28 We are naturally well-positioned for a low-carbon mining Iron Ore premium portfolio 63.6 60.8 60.4 57.8 Vale Peer 2 Peer 1 Peer 3 Future 2020 Average Fe content %Fe Seaborne supply by Fe grade %, 2020 28% 25% 22% 59% 83% 66% 70% 19% 17% <60% 7% 64-60% 66-64% >66% 5% Others Vale Peer 1, 2 and 3 Nickel Low-Carbon Products Vale Class 1 Nickel among the lowest carbon intensive products .. 1/3 less emissions for Long Harbour rounds¹ .. High purity Long Harbour nickel melt rounds .. Long-term off-take agreement with EV Producers 1,000 2,000 0 220 180 1,500 20 40 140 80 200 60 0 120 160 100 500 CO2e intensity (tCO2e/t Ni eq.) Scope 1 Scope 2 Freight & Port Downstream Processing Upstream Mine Emissions: E0 Cumulative Ni Production² (in kt) Vale Class I 2 New Pact with Society ¹ Carbon footprint of Vale Long Harbour rounds compared to Nickel Institute average Class 1 nickel. Intertek Group Plc has lent independent third-party limited assurance to the carbon footprint of nickel rounds produced at the Long Harbour refinery in Newfoundland, Canada. ² Source: Skarn Associates Limited.

29 Maximize flight-to-quality in Iron Ore Marcello Spinelli, Executive Vice President Iron Ore 3

30 New way to operate Tailings filtration plant Vargem Grande Complex

3 Maximize flight-to-quality in Iron Ore

New projects to reduce the reliance on tailings dams

Iron ore production by method

Mt


Wet processing
Wet processing with tailings filtration
Dry concentration
Dry processing
346
385
300
400
40%
58%
73%
~70%
~15%
~1%
85%
Lower tailings dam exposure
2015
2018
2020
400 Mtpy production level¹


Increase dry processing production
Blending strategy
Northern System 240 Mtpy²
Serra Norte Usina 1 conversion³
Capanema project⁴
Develop dry concentration solutions
Implement tailings filtration plants
Dry tailings used as co-products

[1] Considers a time horizon after the implementation of the highlighted initiatives. The production method share over the years will depend on assets availability and production plan. [2] Northern System includes Serra Norte, Serra Leste and S11D operations. [3] Usina 1 partially operates today by wet processing, which is expected to be converted to dry processing in 2025. [4] 18 Mtpy capacity project by natural moisture with start-up expected in 2H23. Net addition capacity of 14 Mtpy in the first years.

31

32 Delivering tailings filtration plants: more quality, fewer dams US$ 1.2 billion invested in 2019-21 US$ 1.3 billion to be invested in 2022-25 Maximize flight-to-quality in Iron Ore 3 Note: Includes investments in tailings stockpiles. Physical progress as of October 30th, 2021. 2nd phase of each project is expected to start-up in the following quarter.

33 Click here to watch a video

3 Maximize flight-to-quality in Iron Ore

Dry concentration: more quality, no water, no dams

- **Final products with up to 68% Fe[1]**
- **Magnetic separation: proprietary technology**
- **Modular design**
- **Potentially integrated with other process routes**

Dry concentration capacity Under construction Under evaluation

Mtpy


Start-up 2023
1.5
Expected approval 2023
6.0
Expected approval 2023
2.0
9.5
Expected approval 2022
8.5
Vargem Grande
Fazendão
Fábrica
Dry concentration capacity
Oman (PF cleaner)2



Dry magnetic concentration pilot plant Vale's Ferrous Technological Center

34

[1] Final products depend on ROM quality. [2] Project to improve pellet feed ("PF") quality to supply direct reduction pellets production.

35 1 Tailings from current production. 2 Operations in Itabira and Vargem Grande are under analysis for the future. 3 Sales and donations. 4 As an example, the creation of local industries and jobs creation. Co-products operations in place at Brucutu and plans for Viga in 20222 Sand as a raw material for industry (around 1.0 Mt sales3 committed to 2022) Multiple uses under development (e.g. bricks, green tires, quartz) Circular economy: shared value with communities4 Less area required to dispose dry tailings1 Sand stockpile Brucutu site Maximize flight-to-quality in Iron Ore 3 Co-products: recycling dry tailings to sustainably increase production capacity

3 Maximize flight-to-quality in Iron Ore

Extended supply chain services delivering value for clients

Freight service



- >75% of sales under CFR model with most volumes being transported in large vessels
- Reduced exposure to spot market with long-term affreightment contracts

Blending strategy



- 17 ports in China and 2 distribution centers in Malaysia and Oman
- Solutions for just in time products and logistics efficiency
- Pre-blending New

Ports' partnerships



- Partnership to develop 20 Mtpy of strategic port capacity in Shulanghu port (West III project)[1]
- Valemax vessels unloading in more 3 ports in China in 2021 and 2 more expected for 2H22, totaling 9 ports New

Grinding facilities



- Developing grinding capacity to produce GF88[2] in the mid term
- Capturing the growing demand of pellet feed in China

Concentration facilities



- Development of beneficiation capacity in China to concentrate products New
- Supply the Chinese construction industry with sand (co-product) New

36

[1] The West III project consists in expanding the Shulanghu Port facilities, developing a stockyard and loading berths with additional 20 Mtpy capacity. By participating in the project, Vale will secure a total port capacity of 40Mtpy in Shulanghu, which will help Vale to optimize its overall supply chain costs. [2] Pellet feed production using ground IOCJ.

37 Vale will reach 400 Mtpy capacity in the medium term with its new way to operate… Capacity (Mtpy) Long term Vale Day 2021 Medium term Northern System 240-260 203 215 205 End of 2022 Southeastern System 110-120 70 113 93 Southern System 70-85 65 69 69 Midwestern System 3 3 3 3 400-450 341 400 370 Vale Day 2020 206 61 51 2 320 Main deliveries in 2022 Quality Capacity 1H22 S11D: jaspilite crushers installation 2H22 S11D: Project +10 Mtpy 2H22 Serra Norte: Gelado project 1Q22 Brucutu/Itabira: tailings filtration plants start-up 4Q22 Itabira: Itabiruçu dam raising and new tailing stockpile 4Q22 Brucutu: Torto dam start-up Maximize flight-to-quality in Iron Ore 3

38 … and value over volume approach will continue defining production and sales strategy 300 2020 2021E 315-320 320-335 2022E Iron ore production Mt 63.6% 62.9% 63.5% Iron ore sales Fe content (%)1 Maximize flight-to-quality in Iron Ore 3 Higher Fe content Value over volume strategy 1 Considers sales in the seaborne market and in Brazil, including iron ore pellets

39 Best in class portfolio supporting industry decarbonization S11D mine second stockyard S11D, Carajás (PA), Brazil

40 Beyond enhancing quality, we are delivering solutions to improve Vale’s portfolio Dry concentration Enabling the production of up to 68% Fe content from low Fe ROM Direct charge products Leading world’s pellets and green briquettes production Increasing Northern System high-quality production to deliver IOCJ, BRBF and GF88 High-quality ores Asset light solutions Working with partners on an asset light platform to supply low-CO2 solutions CO2 90% 2021 Future 83% Premium products2 >64% 2021 Future 62.9% Fe content1 >100 Mt 2021 Future ~40 Mt Direct charge products3 Maximize flight-to-quality in Iron Ore 3 1 Considers sales in the seaborne market and in Brazil, including iron ore pellets. 2 Includes IOCJ, BRBF, pellets, briquettes and pellet feed. 3 Includes briquettes, pellets and lumps.

41 Green briquette is a breakthrough environmentally friendly solution Exclusive technology 18 years of in-house R&D Technology patented1 in 47 countries Blast furnaces: reduction of over 10% in BF-BOF route2 Direct reduction furnaces: capacity to supply the increasing demand Less CO2 emissions Briquettes capacity Mtpy 6.0 Vargem Grande >50 Other plants 0.75 Tubarão 1&2 Briquettes capacity3 Start-up 2023 Start-up 2023 Under construction Under evaluation Maximize flight-to-quality in Iron Ore 3 US$ 0.5-1.0 billion of potential incremental EBITDA over sinter feed3 1 Patented or in submission process. 2 Considering the substitution of sintering process in steelmaking plants. 3 Estimates figures subject to feasibility studies, internal approvals and market conditions. Potential EBITDA estimates updated in response to customer feedback. Green briquettes

42 There are multiple ways to decarbonize and we are engaging with clients on this journey Green briquette plants Dry concentration plants Tecnored technology Metallics Burden mix optimization High-grade products usage Biocarbon usage Direct reduction technologies Potential client solutions North America MoUs¹ under discussion Brazil MoU with Ternium Brasil Others under discussion Middle East MoUs under discussion Europe MoUs under discussion China MoU with 4 clients (Baowu and Others under discussion Japan and Korea MoU with 3 clients (Hyundai Others under discussion In 2021, Vale engaged with 20 clients representing 40% of company’s scope 3 emissions Maximize flight-to-quality in Iron Ore 3 and POSCO among them) Shagang, among them) ¹ MoU stands for Memorandum of Understanding.

43 Rebuilding Vale’s competitiveness Bulk vessel with rotor sails technology

44 Capacity resumption is key to remove inefficiencies and promote cost savings… Maximize flight-to-quality in Iron Ore 3 Production costs (US$/t) Timbopeba site .. 2022: 12% production increase in 2022 and normalized railway operations .. Medium-term: Start-up of Capanema project in 2H23 with dry processing 27 21 15 2021 2022 Medium term -20% -29% Production costs (US$/t) Vargem Grande complex .. 2022: Resumption conveyor belt in 4Q21, reducing use of trucks .. Medium-term: Capacity reaching over 50 Mtpy, with fixed cost dilution 2022 2021 Medium term -5% -11% Production costs (US$/t) Brucutu site . 2022: Ramp-up of tailings filtration plants (new way to operate) and reduction of the share of dry/high- silica products, increasing costs .. Medium-term: Capacity reaching over 28 Mtpy, with fixed cost dilution 2022 2021 Medium term +31% -34% Note: Production costs includes C1 cash costs and stoppage expenses.

45 Dilution of fixed costs New way to operate2 ~17 Dilution of fixed costs 2021E -0.7 -1.0 Cost efficiency1 2-3 0.5 15.5-16 2023 -1.0 -1.0 Cost efficiency1 14-15 400 Mtpy production 10.5-12 14-15 …reducing C1 cash cost level Vale’s iron ore fines C1 cash cost (ex. 3rd party purchase) US$/t Maximize flight-to-quality in Iron Ore 3 • Inflation • Drilling/ geotechnical analysis • Depletion/others Main changes from previous guidance 1 Includes the removal of inefficiencies in operations and productivity gains. 2 Tailings filtration plants, dry concentration, geotechnical analysis, drilling and others.

3 Maximize flight-to-quality in Iron Ore

Vale has a winning shipping strategy

Long-term affreightment contracts
Majority of fleet under LTC[1] with increase potential

Efficient vessels
65+ Valemaxes 1G+2G / 45+ Guaibamaxes

Scrubbers installed on dedicated fleet
Lower bunker costs

Ecoshipping program
R&D portfolio including rotor sails and air lubrication

Freight costs
US$/t


~27
~13
~19
~16
Spot freight 2021E2
Valemax 2G/ Guaibamax 2021E
Vale's average freight cost 2021E3
Vale's medium term freight cost3 4

46

[1] Long term contract. [2] C3 Route (Tubarão-Qingdao). [3] Iron ore fines freight. [4] Includes ~US$ 2.4/t reduction related to market assumptions for spot freight and bunker fuel costs.

3 Maximize flight-to-quality in Iron Ore

VALE

Decarbonization and portfolio improvements lead to **higher premiums for Vale**

	2018	2021	2023-26	2029+
All-in premiums[1]	US$ ~10/t	US$ ~6/t	US$ 8-12/t	US$ 12-18/t
Market environment	▪ Chinese supply side reform ▪ High steel margins	▪ Volatile iron ore price ▪ High-availability of low alumina products ▪ High coke prices	▪ Healthy steel margins ▪ Lower availability of low alumina products	▪ Carbon pricing ▪ Transition to more direct reduction demand
Vale's portfolio	▪ High availability of pellet feed and pellets ▪ Flexibility to produce close to 400 Mtpy	▪ Production of high-silica products ▪ Low pellet feed availability to produce pellets	▪ Higher volumes from Northern System ▪ Resumption of pelletizing capacity ▪ Ramp-up of briquette plants	▪ Green briquettes over 50 Mtpy ▪ Dry concentration improving quality

Note: Considering different scenarios of steel production with steel margins ranging between US$25-100/t and carbon price ranging between US$0-60/t of CO_2eq. [1] Vale's iron ore weighted average premiums for the current and future portfolio, including IOCJ, BRBF, pellets, briquettes and others, on top of 62%Fe benchmark index.

47

3 Maximize flight-to-quality in Iron Ore

VALE

Altogether, Vale is rebuilding its competitiveness: capacity, value and green

Vale's iron ore fines and pellets EBITDA break-even

US$/t


~45
~3
~3
2-6
~2.5
~35
30-35
0-6
<30
2021E
C1 ex-3rd party purchase
Freight efficiency
Premium
Others[1]
400 Mtpy production level
Iron ore price effect
400 Mtpy production level (price adjusted)
Future premiums (potential)
Potential breakeven in a decarbonized world

Roadmap

C1 ex-3rd party purchase:
- Dilution of fixed costs
- Removal of inefficiencies and cost savings
- New way to operate

Freight efficiency:
- Normalization of spot freight rates and bunker prices
- Fleet optimization (Valemax/ Guaibamax)

Premium:
- Pellet capacity resumption
- Northern System production increase

Others:
- No stoppage expenses
- Dilution of expenses

Iron ore price effect:
- Potential lower effect of prices on royalties and third-party purchase

Future premiums (potential):
- Vale's future portfolio
- Carbon pricing
- Transition to more direct reduction demand

[1] Includes expenses, stoppage expenses related to Brumadinho, distribution costs and moisture adjustment.

48

49 Base Metals transformation Mark Travers, Executive Vice President Base Metals 4 Questions? valeday2021@vale.com

50 2021 was a challenging year .. Broad safety reviews and strategy to drawdown maintenance backlog to improve safety standards .. Delays in maintenance at Sossego due to COVID restrictions – contractors’ mobilization .. Critical maintenance activities at Sossego mill and Onça Puma furnace .. 2-month labor disruption at Sudbury operations .. Delays in planned maintenance related to Sudbury stoppage Base Metals Transformation 4 Remainder critical maintenance to be concluded in 2022 Continue to improve risk management and safety through Operational Excellence initiatives Sequeirinho Pit, Sossego mine Canaã dos Carajás (PA), Brazil

4 Base Metals Transformation

For 2022, we have key milestones in the path to performance recovery

Copper production

In kt


295-300
330-355
2021
2022

- Stable production at North Atlantic mines
- Improvement in Salobo mine movement
- Planned maintenance at Sossego

Nickel production

In kt


165-170
175-190
2021
2022

- Stable production at North Atlantic Mines
- New projects ramp up (VBME and CCM1)
- Onça Puma stabilization
- PTVI furnace rebuild

51

52 Strengthening our copper portfolio in Carajás Former Igarapé Bahia Gold Mine, location of future Alemão project, Parauapebas (PA), Brazil

53 A Tier 1 mining complex leveraged by synergies Base Metals Transformation 4 Copper dedicated railway terminal and railcar fleet Copper concentrates terminal at Itaqui port Copper mines Copper projects Copper options

We are advancing Salobo 3



- New processing plant[1] that allows to increase copper production by **30-40 ktpy**[2]
- Concluded assembly of flotation cells and energization of power substation
- Commissioning of facilities to start in 1H22. Start up planned for **2H22**
- Further optionality with Salobo IV to potentially add 30 ktpy of copper[3]
- Goldstream tail payment > US$ 500 million

[1] New processing plant with a nominal processing capacity of 12 Mtpy of ore. [2] Life-of-mine average. Yearly production may vary as a result of mine plan. [3] Subject to feasibility studies, internal approvals and market conditions

Plant construction, November 2021
Salobo 3 project, Carajás (PA), Brazil

4 Base Metals Transformation

… and taking Carajás towards growth

Alemão: approaching the next big step towards Carajás growth


Igarapé Bahia Mine – location of future Alemão project
GROWTH

New underground mine in the former Igarapé Bahia gold mine

Access to **regional infrastructure**

Well-advanced feasibility study. Conclusion expected by the end of 2022.

Adding ~60 ktpy with significant gold

Adding on optionality to South Hub extension


Sossego Mill
REPLACEMENT WITH OPTIONALITY

Progressing on **Cristalino feasibility study**

Advancing on **satellite deposits** studies to provide optionality e.g., Bacaba

Ongoing **evaluation of South Hub expansion** – new processing plant

Extending life at ~80 ktpy[1]

Developing future growth options


Paulo Afonso Sul
Furnas
Pojuca
Grota Funda
Gameleira
Satellite view of North Hub area
GROWTH

Development of the **North Hub** to process feed from northern deposits

Close to Salobo – synergies with some of the existing infrastructure

60km of drilling completed YTD[2] [3]

70-100ktpy estimated potential

55

[1] Life-of-mine average. [2] Year-to-date: January-November 2021. [3] Comprising Paulo Afonso, Pojuca, Grota Funda and Gameleira.

Core Shed
Hu'u project, Indonesia

4 Base Metals Transformation

Developing a world-class copper discovery: Hu'u Project

- Completion of the assessment of alternatives for the pre-feasibility study[1]
- Onto deposit estimated to contain 17.4 Mt of copper and 32 Moz of gold in resources[2]. Equates to an increase of ~15% in contained copper since February 2020[3]
- Copper production estimated at 300-350 ktpy during peak production with a predicted mine life of >45 years
- Expect to conclude the pre-feasibility study in 2024

Note: Hu'u is 100% owned by PT Sumbawa Timur Mining (STM), an Indonesian private joint-venture company owned by Eastern Star Resources Pty Ltd (80%) and PT Aneka Tambang (20%). Eastern Star Resources Pty Ltd is 100% owned by Vale. [1] Delivered an Assessment of Alternatives for the planned Final Pre-feasibility Study. At this time, a block cave mine with conventional mill & flotation circuit and associated infrastructure will be further studied in the final phase of the pre-feasibility study. [2] 1.1Bt Indicated Resources @ 0.96% Cu and 0.58g/t Au containing 10 Mt Cu and 20 Moz Au and 1.0Bt Inferred Resources @ 0.74% Cu and 0.37g/t Au containing 7.4 Mt Cu nd 12 MoztAu . [3] Mineral Resource Estimate Statement (19 February 2020)

4 Base Metals Transformation

Progressing on project development…

Scoping *FEL 1*	Pre-feasibility *FEL 2*	Feasibility *FEL 3*	Investment Decision
	Alemão	**Alemão +60 ktpy**	2022-23
	South Hub Extension: Cristalino	**South Hub Ext.: Cristalino 80 ktpy**	2023
	Victor JV 20 ktpy[2]		2023
South Hub Extension[1] Other satellites	**South Hub Extension[1] Other satellites**		2024+
South Hub Expansion	**South Hub Expansion +30-40 ktpy**		2025+
Salobo IV	**Salobo IV +30 ktpy**		2025+
North Hub +70-100 ktpy			2026+
Hu'u	**Hu'u 300-350 ktpy**		2028+

REPLACEMENT | GROWTH

2019-20 | 2021

[1] Satellite deposits projects vary in maturity. [2] Volume presented as Vale share

57

4 Base Metals Transformation

… to deliver on growth with long-term potential

Investing in mid-term growth


In ktpy
330-355
+ Salobo 3
390-420
R South Hub (Cristalino)
+ Alemão
+ Victor (start-up: 2028+)
450+
2022
2023-26
2027+
R Replacement project
+ Growth project

Building on optionality to 900 kt and beyond

+ Upside from global exploration initiatives in the Andean America and Eastern Europe


70-100
30
30-40
300-350*
900+
Scoping
Pre-feasibility
North Hub
Salobo IV
South Hub expansion
Hu'u
LT with optionalities

* At peak production.

58

59 Transforming our Base Metals Business

60 Progressing on our Nickel agenda Approval of Manitoba Extension Phase 1 First ore achieved at VBME² Conclusion of VNC¹ sale Update (pixel) Base Metals Transformation 4 First ore achieved at CCM 1³ South mine ¹ VNC stands for Vale New Caledonia. ² VBME stands for Voisey’s Bay mine extension. ³ CCM 1 stands for Copper Cliff Mine 1.

4 Base Metals Transformation

Well-positioned to pivot towards North Atlantic EV


US Megafactories
Current¹
Future
Vale Canada
Mines
Refineries


US Megafactory capacity expected growth
GWh
57
295
628
2020
2025
2030
Current
Future
1 GWh =
~0.7kt of nickel²

- Signed a long-term agreement with OEM to sell 5% of our Class I nickel to North America
- Target to achieve 30-40% of Ni to North America EV market in the mid-term (up to 5 years)
- Developing black mass recycling: positive tests on nickel and cobalt recoveries
- Evaluating options to build a nickel sulphate plant in Canada

61

¹ Major Megafactories in 2020. Source: Benchmark Mineral Intelligence (October 2021). ² Considering current US capacity profile which is nickel-based.

62 Delivering on stability in Nickel Ramping up VBME Advancing on replacement projects in North Atlantic Onça Puma: optimizing growth opportunities in South Atlantic Replacing capacity at Voisey’s Bay Replacing capacity in North Atlantic Adding capacity in South Atlantic 2nd furnace Optionality Additional production of 12-15ktpy in the first 10 years Currently performing value engineering Onça Puma expansion Advancing maturity assessment of pre- feasibility study Development of two U/G¹ mines – Reid Brook and Eastern Deeps Physical progress 72% in October 2021 First ore achieved in Reid Brook. Eastern Deeps start-up expected for 2H22 Phase 1 approved Phase 2 advanced to pre-feasibility study Base Metals Transformation 4 Manitoba extension CCM 3&4 Thompson operations Voisey’s bay mine Onça Puma plant ¹ U/G stands for underground.

63 Exploring Canadian high-quality resources Drilling exploration campaign planned for the next 5 years targeting near-mine to advanced projects (> 300Km per year) Base Metals Transformation 4 Thompson Sudbury Voisey’s Bay .. Advancing exploration studies on large ultramafic-hosted Ni deposits .. Extensive regional program targeting high-grade sediment-hosted Ni mineralization .. Exploring near mine targets to extend mine life at Thompson Mine .. Balanced portfolio of early- stage targets, advanced projects and near mine opportunities .. Strong land position in world- class Ni camp with synergies to existing operations .. Extensive near mine and regional program .. Potential to add resources and extend mine life at Reid Brook and Eastern Deeps High-grade polymetallic orebodies, especially in Sudbury basin Canada has the largest Ni sulfide resources in the world

4 Base Metals Transformation

Unique access to higher quality nickel in Indonesia

One of the largest Ni resource in Indonesia[1]

Currently **produces 70-80 kt of Ni in matte**

PTVI matte feeds into Matsusaka-Clydach flowsheet

Beyond-compliant environmental management[2]

JV projects

Final Investment Decision:

1Q 2022 New	**2022-23**
Bahodopi - RKEF 70kt Ni *100% mine; 49% plant*	**Pomalaa - HPAL** 40kt Ni *100% mine; ~20% plant*


South Sulawesi
Central Sulawesi
Southeast Sulawesi
Sorowako
Bahodopi
Suasua
Pomalaa

As of Dec 2020	Reserves			Resources[3]		
	Mt	%Ni	Mt Ni	Mt	%Ni	Mt Ni
Saprolite	104	1.73	~1.8	222	1.85	~4
Limonite	-	-	-	131	1.33	~1.7

[1] According to data available at S&P. [2] Awarded a Green PROPER, an award from the Government to business entities that comply and even beyond compliance in terms of environmental management. [3] Saprolite resources including inferred resources of 116 Mt @1.9% Ni.

64

65 Building a stable business Pre-feasibility FEL 2 Feasibility FEL 3 OP 2nd furnace +12-15kt Investment Decision 2022 CCM 3&4 Scoping FEL 1 2023+ Manitoba Extension Ph 2 2024+ CCM 3&4 2019-20 2021 REPLACEMENT GROWTH Base Metals Transformation 4 2024+ 2022-23 175-190 200+ *Peak at ~220kt as Onça Puma 2nd furnace starts Nickel production In ktpy Manitoba Extension Ph 2

66 Transforming our Base Metals business Base Metals Transformation 4 Unique access to higher quality nickel in Indonesia Well-positioned to pivot towards North Atlantic EV A Tier 1 mining complex with growth optionality

67 Discipline in capital allocation Gustavo Pimenta, Executive Vice President & CFO 5

68 .. Benchmark in safety .. Best-in-class reliable operator .. Talent-driven organization .. Leader in low-carbon mining .. Reference in creating and sharing value Re-rating De-risking Reshaping Sound cash flow generation Discipline in capital allocation Reshaping Discipline in capital allocation 5 We are focused on delivering superior value to our shareholders .. Focus on core business .. Elimination of cash drains .. Accretive growth opportunities .. Cost efficiency .. Brumadinho .. Dam safety .. Robust ESG practices .. Production resumption

69 Reparation Agreement1 US$ billion The Reparation Agreement brought certainty on Vale’s disbursements 1 Amounts stated include inflation and do not include discount to present value, considering average BRL/USD exchange rates in 2019 of 3.95, in 2020 of 5.2 and of 5.4 for 2021 onwards. It does not include individual indemnification nor incurred expenses. ² It considers the release of judicial deposits. Discipline in capital allocation | De-risking 5 1.7 2.3 0.4 0.4 1.4 0.3 0.4 0.3 0.5 1.9 0.5 Previously disbursed 0.2 2021 2022E 2023E 0.6 0.4 0.2 2024E 0.2 2025E 0.2 2026- 2029E Total 2022- 2029E 2.4 0.7 0.8 0.7 3.4 Performance obligations Payment obligations² 55% of total agreement to be concluded by 2021 2/3 of payment obligations

70 2022, a year of important deliveries for the Renova Foundation Discipline in capital allocation | De-risking 5 Acceleration of individual indemnifications following Federal Court decisions Final revision of 42 programs under the existing agreement framework Peak spending and delivery on resettlements Resettlement under construction Bento Rodrigues (MG), Brazil

71 CSA Fertilizer assets in Brazil Potash projects in Canada Coal assets in Australia Zhuhai YPM Mosaic Moatize CSI Manganese ferro-alloy in Minas Gerais, Brazil CSP Henan Longyu Energy Resources VNC Biopalma Fertilizer assets in Peru Potássio Rio Colorado 2015 2021 2018 2020 MRN What is next? Simplifying the portfolio to deliver on the reshaping… Discipline in capital allocation | Reshaping 5 Deals since Vale Day 2020 Advanced stage of negotiations Other non-core assets

72 … leading to a significant decrease of our cash drains Discipline in capital allocation | Reshaping 5 1 VNC result in 2021 does not consider the US$ 555 million paid for the divestment. ³ Including Samarco’s working capital needs. ³ Including Biopalma and CSP needs US$ million Moatize VNC1 1,480 1,140 320 300 70 2020 2021E - - 2022 onwards Total Main measures .. VNC was sold to Trafigura consortium in 1Q21 .. Achieved break-even in 3Q21 .. Sale process is advanced Others3 300 40 - . Biopalma was sold in Nov/20 .. CSP being positively impacted by market environment 2019 790 370 220 1,900 450 - Samarco2 160 20 - . Operations resumption in Dec/20 100

73 Focusing on cost efficiency with an US$ 1 billion reduction program… Discipline in capital allocation | Reshaping 5 Note: Compared to 2021 figures. Considering current operations and excluding effects of exchange rates variation. .. A leaner and more efficient organization .. Removal of inefficiencies, better planning process (VPS) and incorporation of digital solutions Organizational redesign Productivity gains Levers .. Specification and scope review, demand management Sourcing and third-party services ~US$ 750 million of fixed cost savings ~US$ 250 million of sustaining investments efficiency From 12 to 24 months: ~US$ 500 million of inflation costs avoidance Next 12 months:

5 Discipline in capital allocation | Reshaping

VALE

… freeing up resources for growth opportunities

Period	Project	Capacity	Commodity	Approved
2022	Gelado[1 2]	+10 Mtpy	Iron Ore	✓
2022	S11D	+10 Mtpy	Iron Ore	✓
2022	Salobo III	+30-40 ktpy	Copper	✓
2023 - 2026	Capanema[3]	+18 Mtpy	Iron Ore	✓
2023 - 2026	Serra Sul	+20 Mtpy	Iron Ore	✓
2023 - 2026	Briquettes[4]	+7 Mtpy	Iron Ore	✓
2023 - 2026	Dry concentr. plant[5]	+9.5 Mtpy	Iron Ore	
2023 - 2026	Northern System N3[1]		Iron Ore	✓
2023 - 2026	Northern System N1/N2[1]		Iron Ore	
2023 - 2026	Serra Leste expansion[6]		Iron Ore	
2023 - 2026	Cristalino[1]		Copper	
2023 - 2026	Onça Puma 2nd furnace	+12-15 ktpy	Nickel	
2023 - 2026	Pomalaa[7]	+40 ktpy	Nickel	
2023 - 2026	Bahodopi[7]	+70 ktpy	Nickel	
> 2026	Northern System[8]	260 Mtpy	Iron Ore	
> 2026	Briquettes[9]	40+ Mtpy	Iron Ore	
> 2026	S11C[6]		Iron Ore	
> 2026	Apolo[1]	+14 Mtpy	Iron Ore	
> 2026	Alemão	+60 ktpy	Copper	
> 2026	South Hub expansion[6]	30-40 ktpy	Copper	
> 2026	Hu'u[10]	+300-350 ktpy	Copper	
> 2026	Victor[1 11]	+20 ktpy	Copper	
> 2026	North Hub[6]	+70-100 ktpy	Copper	
> 2026	Salobo IV[6]	+30 ktpy	Copper	
> 2026	Manitoba Phase 2[1]		Nickel	
> 2026	CCM PH 3&4[1]		Nickel	

Iron Ore
Copper
Nickel
✓ Approved

[1] Replacement project. [2] Project starts with 5 Mtpy capacity as requires Usina 1 conversion to achieve full capacity of 10 Mtpy. [3] Net addition capacity of 14 Mtpy in the first years. [4] Includes Vargem Grande (0.75 Mtpy) and Tubarão 1&2 (6 Mtpy) briquette plant projects. [5] Dry concentration plant. Includes Vargem Grande (1.5 Mtpy approved), Fazendão (6 Mtpy) and Fábrica (2 Mtpy). In addition, a project in Oman to improve pellet feed quality (8.5 Mtpy) to supply direct reduction pellets production is under evaluation. [6] Project's capacity under evaluation. Estimated figures subject to feasibility studies, internal approvals and market conditions. [7] Participation through joint ventures. Volumes shown as 100% basis. [8] Logistics project to increase Northern System capacity to 260 Mtpy (+20 Mtpy). [9] Different projects to produce iron ore briquettes. Estimates figures subject to feasibility studies, internal approvals and market conditions. [10] Volumes shown as 100% basis. Hu'u Project is 100% owned by PT Sumbawa Timur Mining (STM), an Indonesian private joint venture company owned by Eastern Star Resources Pty Ltd (80%) and PT Aneka Tambang (20%). Eastern Star Resources Pty Ltd is 100% owned by Vale. [11] JV partnership under discussion. Volume presented as Vale share.

74

75 A disciplined capital allocation focused on shareholder return… Discipline in capital allocation | Re-rating 5 36% Through the cycle Return surplus cash Attractive investment 1 Including liability management, financial guarantees, acquisitions and sale of assets. Including dividends and interest on capital. Minimum dividend policy Extraordinary dividends Share buyback program 1.9 2.4 7.6 1.4 5.9 4.8 1.0 2020 0.9 2018 2019 Up until 3Q21 8.9 8.1 9.2 20.1 Others1 Share buyback Ordinary dividends Extraordinary dividends 90% 36% - 50% Free cash flow returned to shareholder (%) Free cash flow returned to shareholder US$ billion

5 Discipline in capital allocation | Re-rating

… which should remain our focus as we resume capacity and manage cash use

EBITDA 2023 - Sensitive analysis
(US$ billion)

Iron ore price (US$/t) — *mid-point based on analysts' forecast*

Iron ore price (US$/t)	Iron ore sales volumes (Mt) 340	350	360
80	~16.5	~17.0	~17.5
90	~19.5	~20.0	~20.5
100	~23.0	~23.5	~24.0

Cash Flow Drivers

EBITDA	Capacity resumption to drive volume growth
CAPEX US$ 5.8 bn (2022) US$ 5.0-6.0bn (avg. next years)	Controlled sustaining capex Accretive growth opportunities

Transitory expenditures

Brumadinho	Substantial progress on reparation process
Dam de-characterization	Increased knowledge with diluted annual payments
Renova	Indemnifications accelerating and skewed towards short term

76

Note: Volumes and price ranges for sensitivity purpose only and do not constitute any guidance by Vale. Average BRL/USD exchange rate in 2023 of 5.00, average copper price (LME) of US$ 10,000/t and average nickel price (LME) of US$ 17,500/t.

77 Important catalysts to unlock value in the next 12-18 months Discipline in capital allocation 5 Note: Capacity additions and cost savings compared to 2021E figures. Considering current operations and excluding effects of exchange rates variation. .. Iron Ore: 30+ Mt Volume mainly from Itabira and Brucutu .. Copper: +30-40 kt Salobo III Capacity increase Cost reduction .. Next 12 months: ~US$ 500 million of inflation avoidance .. 12 – 24 months: ~US$ 1 billion of costs/ investments efficiencies .. Progress on reparation liabilities .. 6 dams to be de-characterized .. 11 ESG gaps to be concluded De-risking

78 Questions & Answers

79

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: November 29, 2021		Head of Investor Relations